FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

Commission File No. 000-27476

CoolBrands International Inc.
(Translation of registrant’s name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☑

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL INC.

Date: January 5, 2005	By:	/s/Aaron Serruya Name: Aaron Serruya Title: Executive Vice President

INDEX TO EXHIBITS

99.1	Registrant's Material Change Report dated December 22, 2004.
99.2	Asset Purchase Agreement between Integrated Brands, Inc., a wholly owned subsidiary of Registrant, and Kraft Foods Global, Inc. dated December 22, 2004.